February 3, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Victor Rivera Melendez

Re:	Aurora Technology Acquisition Corp.

Registration Statement on Form S-1

File No. 333-261753

Dear Mr. Melendez:

As the underwriter of the proposed offering of Aurora Technology Acquisition Corp. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on Monday, February 7, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through February 3, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated February 1, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of Investment Banking

cc:	Lijia Sanchez, Esq., Ellenoff Grossman & Schole LLP

Ilan Katz, Esq., Dentons US LLP

[Underwriter Signature Page to Acceleration Request]